Exhibit 99.1

SilverCrest Reports Q3 2014 Financial Results
Cash Flow from Operations of $2.3 million, Net Earnings of $0.2 million

TSX: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – November 12, 2014 – SilverCrest Mines Inc. (the “Company” or “SilverCrest”) is pleased to announce its financial results for the third quarter ended September 30, 2014. All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in U.S. dollars unless otherwise specified. The information in this news release should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2014, and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

N. Eric Fier, President and COO, stated; “The third quarter was another significant quarter for SilverCrest as we continue our transition at the Santa Elena Mine from open pit heap leach to underground mining and milling operations. In the third quarter, we successfully commissioned Santa Elena’s new 3,000 tonnes per day CCD/MC processing facility and achieved record silver equivalent (“AgEq”(2)) production. We continue to show positive cash flow from operations in spite of declining metal prices. Financial results were also impacted by IFRS accounting requirement to capitalize sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets are being commissioned. The Company’s fourth quarter financial results will not be significantly impacted by capitalized sales and related costs as Santa Elena’s Expansion is now fully commissioned. Our focus continues on operating efficiencies, cost control measures and maintenance of a strong balance sheet to withstand metal price volatility. Based on the production outlook for the fourth quarter, the Company expects to meet its operating cash cost, all-in sustaining cash cost and production guidance for 2014. Our nine month operating cash flow was $11.97 million with an operating cash cost of $8.19 and all-in sustaining cash cost of $12.01 per silver equivalent ounce sold (2) which continues to makes us one of the lowest cost producers of precious metals.”

FINANCIAL HIGHLIGHTS OF Q3, 2014, Compared to Q3, 2013:

•	Cash flow from operations (1)(2) was $2.3 million ($0.02 per share), decrease of 67%.

•	Cash operating cost per AgEq ounce sold (2) was $10.30, increase of 29%.

•	All-in sustaining cash cost per AgEq ounce sold (2) was $14.99, increase of 43%.

•	Reported revenue was $8.0 million after capitalizing $7.5 million sales, decrease of 41%.

•	Metal sales of 393,860 ounces of silver and 7,317 ounces of gold increased 92% and decreased 3%, respectively.

•	Realized spot metal prices declined from $21.85 to $18.78 (14%) for silver and from $1,346 to $1,251 (7%) for gold.

•	Net earnings were $0.2 million ($0.00 per share), compared to $3.7 million ($0.03 per share).

•	Adjusted earnings were $3.6 million ($0.03 per share), compared to $4.1 million ($0.04 per share).

•	Cash and cash equivalents increased to $37.7 million (at September 30, 2014), compared to $24.1 million (at September 30, 2013).

•	Working capital increased to $45.1 million (at September 30, 2014), compared to $30.9 million (at September 30, 2013).

•	Bullion inventory at September 30, 2014, included 56,890 (2013 – 53,131) ounces of silver and 1,045 (2013 – 1,819) ounces of gold.

Comparison of the Three Months Ended September 30, 2014, to September 30, 2013

Net earnings were $0.2 million ($0.00 per share basic) for the third quarter compared with $3.7 million ($0.03 per share basic) in 2013. The earnings decrease is primarily attributed to declining realized metal prices and the accounting requirement to capitalize sales of silver and gold ounces and related expenses while SilverCrest’s expansion assets were being commissioned. During the third quarter, SilverCrest capitalized sales of $7.5 million, or 48% of its total $15.5 million third quarter sales.

Adjusted earnings(2) were $3.6 million ($0.03 per share) for the third quarter compared with $4.1 million ($0.04 per share basic) in 2013. Adjusted earnings exclude deferred revenue, deferred tax expense and share based compensation.

Silver sales totalled 393,860 ounces (2013 - 204,947), which includes 189,499 capitalized pre-commissioning ounces, a 92% increase over the same period in 2013. The foregoing, combined with a 14% lower average realized price of $18.78 (2013 - $21.85) per ounce, resulted in only 65% higher silver revenue. Total gold revenue reported in the third quarter decreased 11% compared to the same period in 2013. Total gold sales were 7,317 ounces (2013 - 7,522), which includes 3,546 capitalized pre-commissioning ounces, or 3% below the same period in 2013. The Company sold 5,854 (2013 – 6,017) ounces of gold at an average realized price of $1,251 (2013 - $1,346) per ounce, a 7% decline. The Company delivered 1,463 gold ounces (2013 - 1,504) under the Sandstorm Purchase Agreement at $354 (2013 - $350) per ounce.

Cost of sales amounted to $4,435,715 (2013 - $5,293,749). Cash operating cost and all-in sustaining cash cost per AgEq ounce sold (2) in Q3 2014 were $10.30 and $14.99 (Ag:Au 60.0:1) per ounce, respectively, compared to $7.96 and $10.49 (Ag:Au 61.2:1) per ounce in Q3 2013.

The higher costs per ounce in the third quarter are mainly due to additional processing costs resulting from Santa Elena’s transition from a heap leach processing operation to a milling operation. The mine remains focused on costs and further operational efficiencies that will allow us to achieve our annual cost guidance:

•	cash operating cost of $8.50 - $9.50 per AgEq ounce sold(2) (9 months; $8.19).

•	all-in sustaining cash costs of $11 - $12 per AgEq ounce sold(2) (9 months; $12.01).

General and administrative expenses increased by 15% to $1,298,280 (2013 - $1,125,084) primarily due to an increase in Mexico corporate expenses. Mexico corporate expenses increased by 62% to $287,209 (2013 - $177,318), with additional Corporate Social Responsibility (“CSR”), tax, and legal activity.

FINANCIAL AND OPERATING HIGHLIGHTS:	Q3 2014	Q3 2013	9 Months 2014
Cash flow from operations (1) (2)	$2,317,261	$7,120,091	$11,977,161
Cash flow from operations (1)(2) per share	$0.02	$0.07	$0.10
Cash operating cost per silver equivalent ounce sold (2)	$10.30	$7.96	$8.19
All-in sustaining cash cost per silver equivalent ounce sold (2)	$14.99	$10.49	$12.01
Revenues reported	$8,001,422	$13,669,133	$28,726,006
Cost of sales	$(4,435,715)	$(5,293,749)	$(12,169,196)
Depletion, depreciation and amortization	$(1,717,790)	$(1,450,925)	$(5,017,093)
Mine operating earnings	$1,847,917	$6,924,459	$11,539,717
Other net expenses	$(1,803,981)	$(1,439,848)	$(5,257,501)
Foreign exchange gain (loss)	$383,078	$36,707	$(67,863)
Tax expense	$(186,000)	$(1,816,000)	$(2,191,000)
Net earnings	$241,014	$3,705,318	$4,023,353
Exchange gain on translation to US Dollars	$-	$459,247	$-
Comprehensive earnings	$241,014	$4,164,565	$4,023,353
Weighted average number of common shares outstanding	118,747,227	108,775,813	116,291,007
Earnings per share – basic	$0.00	$0.03	$0.03
Earnings per share – diluted	$0.00	$0.03	$0.03
Adjusted earnings per share (2)	$0.03	$0.04	$0.06
Silver ounces sold	393,860	204,947	755,686
Gold ounces sold	7,317	7,522	19,710
Silver equivalent ounces sold (2)	832,907	665,154	1,938,313
Ag : Au Ratio (2)	60.0:1	61.2:1	60.0:1

(1) Cash flow from operations before changes in working capital items.

(2) These are Non-IFRS performance measures. Refer to “CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES”. Silver equivalent (“AgEq”) ounces consist of the number of ounces of silver production/sold plus the number of ounces of gold production/sold multiplied by a 60:1 gold price to silver price ratio. Prior to January 1, 2014, the AgEq ratio was based on the spot gold price to the spot silver price at the quarter end dates for financial reporting. At Q3, 2013, the gold price to silver price ratio was 61.2:1. All numbers are rounded.

OPERATIONS UPDATE

Most of the focus at Santa Elena is currently on underground performance. The underground is currently averaging ore production of 450 tonnes per day with an expectation to achieve over 500 tonnes per day by year end. The Company is currently mining its first stope (“Stope #1”) which contains approximately 40,000 ore tonnes. An estimated 20% of the stope has been mined and preliminary grade reconciliation shows higher than expected silver and gold grades. Stope #1 will be key to better understanding grade distribution and reconciliation, dilution, stope geotechnical constraints and mining costs.

The new CCD/MC processing facility is currently running at nameplate capacity of 3,000 tonnes per day. October average mill throughput was 2,750 tonnes per day. Current recoveries are at or above projected numbers of 92% for gold and 67.5% for silver. A detailed mass balance is currently underway to better determine percent recoveries.

Permission has been granted to reopen the Santa Elena pit which currently has an estimated 75,000 to 100,000 ore tonnes, grading 1.4 gpt Au and 88.0 gpt Ag. The Company is preparing for this re-opening in a safe and orderly manner. Depending on the timing for pit ramp clean up with geotechnical remediation, high grade low strip production (est. 1,000 tonnes per day) should start from the pit in late Q4 2014 or early 2015 and continue for three to six months.

OUTLOOK

SilverCrest’s immediate focus is to (i) continue the efficient operation of its flagship Santa Elena low cost silver and gold mine, (ii) increase current underground ore production rates from an average of 450 tonnes per day to in excess of 1,000 tonnes per day in H1 2015, (iii) expand resources and associated subsequent reserves at Santa Elena by systematic exploration of the deposit, (iv) continue and acquire exploration properties in proximity to Santa Elena and drill test some targets in Q4 2014, (v) complete evaluation of certain aspects of the La Joya Project to a Pre Feasibility Study level in 2015.

Q3 FINANCIALS CONFERENCE CALL

A conference call to discuss the results for the unaudited Q3 2014 financials will be held on Thursday, November 13, 2014. The call will be held at 10am PDT (1pm EDT). To participate in the conference call, please dial the following:

Participant Dial-In Number(s)
Local / International: 1-647-427-3415
North American Toll- Free: 1-888-241-0551

A replay of the conference call will be archived for later playback on the Company’s website at www.silvercrestmines.com.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion, including commissioning of the 3,000 tonnes per day conventional mill facility and underground mine, is complete and is expected to result in increased metals production at the Santa Elena Mine during the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows; life of mine; and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under IFRS, “Cash flows from operations before changes in working capital items”, “Cash operating cost per silver equivalent ounce sold” “All-in sustaining cash cost per silver equivalent ounce sold”, “Adjusted earnings” and “Adjusted earnings per share”. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Please refer to the Company's MD&A for the three and nine months ended September 30, 2014, for a reconciliation of these measures to reported IFRS results.

Contact: Telephone: Fax: Toll Free: Email: Website:	Fred Cooper (604) 694-1730 ext. 108 (604) 694-1761 1-866-691-1730 info@silvercrestmines.com www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1